SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2006

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

Documents Included as Part of this Report

No.	Document

1.	News Release dated September 22, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2006

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

NEWS RELEASE
For Release September 22, 2006 at 11:00AM EDT
September 22, 2006
AINSWORTH LUMBER CO. LTD. (TSX:ANS)
AINSWORTH TO SUSPEND PRODUCTION AT GRAND RAPIDS, MINNESOTA AND COOK, MINNESOTA ORIENTED STRAND BOARD PLANTS
Ainsworth Lumber Co. Ltd. (“Ainsworth”) today announced that it will suspend oriented strand board (OSB) production at its Grand Rapids, Minnesota and Cook, Minnesota facilities effective today for an indefinite period.
The Grand Rapids facility employs 190 people and has an annual production capacity of 390 million square feet (3/8” basis). The closure will result in the immediate layoff of approximately 150 employees.
The Cook facility employs 170 people and has an annual production capacity of 430 million square feet (3/8” basis). All employees will be retained for the next two weeks to perform extensive annual maintenance work that was originally planned for this December. Once this maintenance work has been completed, approximately 150 employees will be laid off.
“The decision to suspend production reflects the high costs of production coupled with protracted weak structural panel market conditions”, said Brian Ainsworth, Chairman & CEO. “The continued losses due to very high Minnesota wood costs, increased costs for freight and resins, and prevailing market prices have regrettably forced us to take this action. Unfortunately, we do not foresee any near term improvement in either the cost or market conditions.”
Ainsworth will continue to meet the needs of their customers by supplying various products from other OSB facilities in their manufacturing system.
A decision on whether to resume production at either Grand Rapids or Cook will be reviewed in mid-October. Production at the facilities will only resume when warranted by improved market and cost conditions.
Headquartered in Vancouver, BC, Ainsworth is North America’s fourth largest producer of OSB and has seven OSB manufacturing facilities with a combined annual production capacity of 3.1 billion square feet (3/8” basis).
For further information please contact:
Ainsworth Lumber Co. Ltd., Vancouver, B.C.
Telephone: 604-661-3200
www.ainsworth.ca
Investor Relations Contacts:
Robert Allen or Bruce Rose, 604-661-3200